THE KAWA FUND LIMITED

c/o Kawa Capital Management, Inc.
1010 S. Federal Highway, Suite 2900
Hallandale Beach, Florida 33009

November 17, 2025

By Certified Mail and Electronic Mail Transmission
Secretary
Orion Properties Inc.
2398 East Camelback Road, Suite 1060
Phoenix, AZ 85016
PHughes@onlreit.com

Re: Advance Notice of Nomination of Directors

Dear Secretary:

Pursuant to Article II, Section 11 of the Second Amended and Restated Bylaws of Orion Properties Inc. ("ONL"), as amended by that certain First Amendment to the Second Amended and Restated Bylaws of ONL, effective as of March 5, 2025 (collectively, the "Bylaws")[1] and Rule 14a-19 under the Securities Exchange Act of 1934, the undersigned stockholder (the "Stockholder") hereby provides notice of its intention to nominate individuals for election to the Board of Directors of ONL (the "Board") at the 2026 Annual Meeting of Stockholders (the "Meeting") and any postponements, reschedulings, or adjournments thereof.

This letter, including the attachments hereto, is referred to as the "Notice." This Notice, in addition to being a notice of nomination under Article II, Section 11 of the Bylaws, is also a request that ONL name the Proposed Nominees (as defined below) in its proxy statement with respect to the Meeting as nominees for election to the Board.

To the extent that ONL might purport to increase the size of the Board and/or the number of directors to be elected at the Meeting, the Stockholder reserves the right to nominate additional nominees (each, an "Additional Nominee") for election to the Board at the Meeting. Any such additional nominations would be without prejudice to the issue of whether such attempted action by ONL was valid under the circumstances. If due to death, disability or other unforeseen

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[1] All references to the Bylaws of ONL are references to the Second Amended and Restated Bylaws of ONL filed as Exhibit 3.3 to ONL's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on March 5, 2025, as amended by that certain First Amendment to the Second Amended and Restated Bylaws filed as Exhibit 3.4 to ONL's Annual Report on Form 10-K filed with the Commission on March 5, 2025. The Stockholder has relied upon ONL's compliance with its obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Form 10-K, Form 10-Q, Form 8-K and the requirements of Item 601(b)(3) of Regulation S-K to file complete and accurate copies of its articles of amendment and restatement, as amended, and bylaws as currently in effect.

circumstance, any Proposed Nominee or any Additional Nominee is unable to stand for election at the Meeting, the Stockholder reserves the right to nominate one or more alternate nominees, as applicable, in place of such Proposed Nominee or Additional Nominee(s) (each an "Alternate Nominee"). In such event, the Stockholder will give prompt notice to ONL of its intent to nominate any Additional Nominees or Alternate Nominees at the Meeting.

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1. Stockholder Information

- Name and address of stockholder of record: The Kawa Fund Limited, c/o Kawa Capital Management, Inc., 1010 S. Federal Highway, Suite 2900, Hallandale Beach, Florida 33009.

- Beneficial ownership: 5,474,027 shares of ONL common stock, $0.001 par value per share ("Common Stock"), beneficially owned; 5,474,027 shares of Common Stock held of record.[2]

- Acquisition dates and investment intent: The Stockholder acquired the Common Stock pursuant to multiple transactions that occurred on the following dates (please note that unless otherwise expressly indicated, one transaction for Common Stock occurred on each of the dates listed below):

    o March 7, 2025 (two separate transactions occurred on this date);

    o March 10, 2025;

    o March 11, 2025;

    o March 12, 2025;

    o March 13, 2025;

    o March 14, 2025;

    o March 17, 2025;

    o March 18, 2025;

    o March 19, 2025;

    o March 20, 2025;

    o March 21, 2025;

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[2] The 5,474,027 shares of ONL common stock represents holdings by The Kawa Fund Limited as well as certain other discretionary and non-discretionary separately managed accounts advised by Kawa Capital Management, Inc., which is also the investment adviser of The Kawa Fund Limited. The Kawa Fund Limited, individually, beneficially owns, and is the stockholder of record, of 2,527,038 shares of ONL common stock.

- March 24, 2025;

- March 25, 2025 (two separate transactions occurred on this date);

- March 26, 2025;

- March 27, 2025;

- March 28, 2025;

- March 31, 2025;

- April 1, 2025;

- April 2, 2025;

- April 4, 2025;

- April 9, 2025;

- April 16, 2025;

- April 30, 2025;

- May 1, 2025;

- May 2, 2025;

- May 6, 2025 (two separate transactions occurred on this date);

- May 7, 2025;

- May 8, 2025;

- May 9, 2025;

- May 12, 2025;

- May 13, 2025:

- May 14, 2025;

- May 15, 2025;

- May 16, 2025;

- May 19, 2025;

- May 20, 2025;

- May 21, 2025;

- May 22, 2025;

- o May 23, 2025;

- o May 27, 2025;

- o May 28, 2025;

- o May 29, 2025;

- o May 30, 2025;

- o June 2, 2025;

- o June 3, 2025;

- o June 4, 2025;

- o June 5, 2025;

- o June 6, 2025;

- o June 9, 2025;

- o June 10, 2025; and

- o June 11, 2025.

The Stockholder acquired the shares of Common Stock owned by it for investment purposes in its regular course of business. As with other investments, the Stockholder continuously evaluates ONL, including but not limited to its businesses, results of operations, and prospects. The Stockholder has previously submitted proposals to acquire all of the outstanding Common Stock not already owned by the Stockholder and its affiliates, initially at a price of $2.50 per share and subsequently at $2.75 per share, and continues to believe in the long-term value of ONL.[3]

- Additional information regarding derivative positions, hedges, short interests, swaps, voting arrangements, lending/borrowing, substantial direct or indirect interests, and any other relevant economic or voting exposure in ONL securities is set forth in **Schedule A**.

- The Stockholder's principal investment objective is to deliver substantial returns while limiting downside risk through diversification. The Stockholder has been established as an investment vehicle for investors to participate in a less correlated set of liquid and illiquid investment themes selected by the investment adviser of the Stockholder providing exposure to or in selected countries around the globe. The Stockholder may use substantial leverage and engage in short sales, derivative trading and other strategies which may substantially increase the Stockholder's risk.

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[3] The acquisition dates and investment intent described above is for the Stockholder, The Kawa Fund Limited, as well as certain separately managed accounts advised by Kawa Capital Management, Inc.

- Copies of the current Confidential Private Offering Memorandum and Confidential Explanatory Memorandum of the feeder funds of the Stockholder (collectively, the "Stockholder Offering Memorandum") provided to investors or potential investors in the Stockholder are attached as **Exhibit 1**.

- The Stockholder hereby represents that it is a stockholder of record of Common Stock entitled to vote at the Meeting for the election of directors and that it intends to continue to be a stockholder of record through the Meeting and to appear in person or by proxy at the Meeting to nominate the Proposed Nominees specified herein.

2. Proposed Nominees

The Stockholder hereby nominates the following individuals (each, a "Proposed Nominee", and collectively, the "Proposed Nominees") for election to the Board at the Meeting:

- Dan Amer;

- Porter Openshaw;

- Isaac K. Fisher;

- Nirmal Roy; and

- Andrew Gitelson

Each Proposed Nominee's written consent to their nomination and related matters is attached as **Exhibit 2**. Each Proposed Nominee has completed the form of proposed nominee questionnaire provided by ONL to the Stockholder upon request in accordance with Article II, Section 11(a)(4)(i)(C) of the Bylaws, and copies of such completed questionnaires accompany this Notice on **Schedule B**.

Additional information regarding each Proposed Nominee's derivative positions, hedges, short interests, swaps, voting arrangements, lending/borrowing, substantial direct or indirect interests, and any other relevant economic or voting exposure in ONL securities is set forth in **Schedule A.**

The names and addresses of any persons who were contacted by, or who contacted, the Stockholder or any Stockholder Associated Person (as defined in Article II, Section 11(a)(6) of the Bylaws) regarding the Proposed Nominees, and, to the extent known, any other persons supporting the Proposed Nominees, are as follows: Dan Amer, 1010 S. Federal Highway. Suite 2900, Hallandale Beach, Florida 33009.

3. Rule 14a-19 Representations

The Stockholder hereby represents that it has postmarked this Notice or transmitted it electronically to ONL at its principal executive office no later than 60 calendar days prior to the anniversary of the date of ONL's 2025 Annual Meeting of Stockholders (which was held on May 14, 2025) and this Notice includes the names of all nominees for whom the Stockholder currently intends to solicit proxies. The Stockholder further represents that it:

1. Intends to solicit the holders of at least 67% of the voting power entitled to vote on the election of directors at the Meeting in support of its Proposed Nominees;

2. Will comply with all requirements of Rule 14a-19 under the Exchange Act in connection with its solicitation of proxies in support of any Proposed Nominee, including timely filing of a definitive proxy statement and provision of proxy cards that include the Stockholder's Proposed Nominees;

3. Will notify ONL as promptly as practicable of any determination by the Stockholder to no longer solicit proxies for the election of any Proposed Nominee as a director at the Meeting;

4. Will furnish such other or additional information as ONL may request for the purpose of determining whether the requirements of Article II, Section 11 of the Bylaws have been complied with and of evaluating any nomination in this Notice; and

5. Will appear in person or by proxy at the Meeting to nominate such Proposed Nominees and acknowledges that if it does not so appear in person or by proxy at the Meeting to nominate such Proposed Nominees, ONL need not bring such Proposed Nominees for a vote at such meeting and any proxies or votes cast in favor of the election of any such Proposed Nominees need not be counted or considered.

Disclosure regarding the solicitation plan, including participants, methods and cost responsibility, is included in **Schedule C**.

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4. Additional Disclosures

Pursuant to Article II, Section 11 of the Bylaws, further information regarding the Stockholder, any Stockholder Associated Persons, and the Proposed Nominees—including relationships, material or substantial interests in ONL or any affiliate thereof, and solicitation plans—is included in **Schedules A–C**.

The Stockholder understands that certain information regarding the Meeting (including, but not limited to, the record date, the number of voting shares outstanding and the date, time and place of the Meeting) and ONL (including, but not limited to, various committees of the Board and deadlines for stockholder proposals, compensation of directors and beneficial ownership of ONL's securities) will be set forth in ONL's proxy statement on Schedule 14A, to be filed with the Commission by ONL with respect to the Meeting, and in certain other Commission filings made or to be made by ONL and third parties under Sections 13 and 16 of the Exchange Act. To the extent ONL believes any such information is required to be set forth in this Notice, the Stockholder hereby refers ONL to such filings. The Stockholder accepts no responsibility for any information set forth in any such filings not provided by the Stockholder.

Please be advised that, notwithstanding the compliance by the Stockholder with the relevant provisions of the Bylaws, neither the delivery of this Notice in accordance with the terms of the Bylaws nor the delivery of additional information, if any, provided to ONL from and after the date hereof by or on behalf of the Stockholder or any other person shall be deemed to constitute an admission that this Notice is in any way defective or as to the legality or enforceability of any particular provision of the Bylaws or any other matter, or a waiver by the Stockholder or any other person of its right to contest or challenge the enforceability thereof or of any other matter.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Proposed Nominees at the Meeting, or if any individual Proposed Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies the Stockholder may have, this Notice shall continue to be effective with respect to the remaining Proposed Nominee(s) and as to any Alternate Nominee(s) selected by the Stockholder.

5. Updating Obligations

The Stockholder acknowledges its obligation to promptly update and supplement this Notice if any material change occurs in the information provided herein, including as required under the Bylaws.

The Stockholder believes that this Notice fully complies with the Bylaws and all applicable law and that the information contained herein satisfies all disclosure requirements for the submission of the Proposed Nominees in connection with the Meeting. If ONL believes this Notice is incomplete or deficient in any respect, the Stockholder requests that ONL notify the Stockholder in writing of any such purported deficiency within two (2) business days of receipt of this Notice. Upon receipt of any timely notice of purported deficiency, the Stockholder expressly reserves the right to cure, supplement, amend, or otherwise correct this Notice. The Stockholder further reserves all rights to revise, withdraw, or provide additional notice of any nominations or business to be conducted at the Meeting or any postponements, reschedulings, or adjournments thereof.

Please confirm receipt of this Notice. Please address any correspondence or questions to the undersigned at The Kawa Fund Limited at c/o Kawa Capital Management. Inc., 1010 S. Federal Highway, Suite 2900, Hallandale Beach, Florida 33009 to the attention of General Counsel, telephone (305) 560-5236, email: legal@kawa.com (with a copy to our counsel, Alston & Bird LLP, 90 Park Avenue, 15th Floor, New York, NY, 10016, Attention: Michael J. Kessler, Esq., telephone (212) 210-9566, email: Michael.Kessler@alston.com).

Attachments:

- Exhibit 1: Stockholder Offering Memorandum

- Exhibit 2: Nominee Consents

- Schedule A: Ownership and Derivatives Disclosure

- Schedule B: Compensation/Agreements Disclosure

- Schedule C: Solicitation Participants and Plans

- Schedule D: Nominee Biographies

- Annex A: Completed ONL Director Questionnaires

[Remainder of Page Intentionally Left Blank]

Respectfully submitted,

THE KAWA FUND LIMITED

By: Kawa Capital Management, Inc., as Investment Adviser

By: _____

Name: DANIEL ADES
Title: Director

Exhibit 1
Stockholder Offering Memorandum

[Submitted separately to the Company]

Exhibit 1-1

Exhibit 2
Nominee Consents

See attached.

Exhibit 2-1

Consent of Daniel Amer

I, Daniel Amer, hereby consent to (i) being named as a nominee for election to the Board of Directors of Orion Properties Inc. in the proxy statement, form of proxy, and other soliciting materials of Orion Properties Inc. or The Kawa Fund Limited, as applicable, and (ii) serving as a director of Orion Properties Inc. if elected at the 2026 Annual Meeting of Stockholders or any adjournments, reschedulings, or postponements thereof.

I confirm that, except as disclosed in **Schedule B** to the stockholder's notice, I (i) am not and will not become a party to any undisclosed compensatory or other arrangement, agreement or understanding in connection with my candidacy or service or action as a director; and (ii) do not need any permission or consent from any third party to serve as a director of Orion Properties Inc., if elected, that has not been obtained, including any employer or any other board or governing body on which I serve.

I further confirm that I will notify Orion Properties Inc. simultaneously with the notification to the stockholder of my actual or potential unwillingness or inability to serve as a director.

Date: 11/4/2025

Signature: _____

Name: Daniel Amer

Consent of Porter Openshaw

I, Porter Openshaw, hereby consent to (i) being named as a nominee for election to the Board of Directors of Orion Properties Inc. in the proxy statement, form of proxy, and other soliciting materials of Orion Properties Inc. or The Kawa Fund Limited, as applicable, and (ii) serving as a director of Orion Properties Inc. if elected at the 2026 Annual Meeting of Stockholders or any adjournments, reschedulings, or postponements thereof.

I confirm that, except as disclosed in **Schedule B** to the stockholder's notice, I (i) am not and will not become a party to any undisclosed compensatory or other arrangement, agreement or understanding in connection with my candidacy or service or action as a director; and (ii) do not need any permission or consent from any third party to serve as a director of Orion Properties Inc., if elected, that has not been obtained, including any employer or any other board or governing body on which I serve.

I further confirm that I will notify Orion Properties Inc. simultaneously with the notification to the stockholder of my actual or potential unwillingness or inability to serve as a director.

Date: November 10, 2025
Signature: _____
Name: Porter Openshaw

Consent of Isaac K. Fisher

I, Isaac K. Fisher, hereby consent to (i) being named as a nominee for election to the Board of Directors of Orion Properties Inc. in the proxy statement, form of proxy, and other soliciting materials of Orion Properties Inc. or The Kawa Fund Limited, as applicable, and (ii) serving as a director of Orion Properties Inc. if elected at the 2026 Annual Meeting of Stockholders or any adjournments, reschedulings, or postponements thereof.

I confirm that, except as disclosed in **Schedule B** to the stockholder's notice, I (i) am not and will not become a party to any undisclosed compensatory or other arrangement, agreement or understanding in connection with my candidacy or service or action as a director; and (ii) do not need any permission or consent from any third party to serve as a director of Orion Properties Inc., if elected, that has not been obtained, including any employer or any other board or governing body on which I serve.

I further confirm that I will notify Orion Properties Inc. simultaneously with the notification to the stockholder of my actual or potential unwillingness or inability to serve as a director.

Date: 10/28/25

Signature: _____

Name: Isaac K. Fisher

Consent of Nirmal Roy

I, Nirmal Roy, hereby consent to (i) being named as a nominee for election to the Board of Directors of Orion Properties Inc. in the proxy statement, form of proxy, and other soliciting materials of Orion Properties Inc. or The Kawa Fund Limited, as applicable, and (ii) serving as a director of Orion Properties Inc. if elected at the 2026 Annual Meeting of Stockholders or any adjournments, reschedulings, or postponements thereof.

I confirm that, except as disclosed in **Schedule B** to the stockholder's notice, I (i) am not and will not become a party to any undisclosed compensatory or other arrangement, agreement or understanding in connection with my candidacy or service or action as a director; and (ii) do not need any permission or consent from any third party to serve as a director of Orion Properties Inc., if elected, that has not been obtained, including any employer or any other board or governing body on which I serve.

I further confirm that I will notify Orion Properties Inc. simultaneously with the notification to the stockholder of my actual or potential unwillingness or inability to serve as a director.

Date: 11/4/2025
Signature: _____
Name: Nirmal Roy

Consent of Andrew Gitelson

I, Andrew Gitelson, hereby consent to (i) being named as a nominee for election to the Board of Directors of Orion Properties Inc. in the proxy statement, form of proxy, and other soliciting materials of Orion Properties Inc. or The Kawa Fund Limited, as applicable, and (ii) serving as a director of Orion Properties Inc. if elected at the 2026 Annual Meeting of Stockholders or any adjournments, reschedulings, or postponements thereof.

I confirm that, except as disclosed in **Schedule B** to the stockholder's notice, I (i) am not and will not become a party to any undisclosed compensatory or other arrangement, agreement or understanding in connection with my candidacy or service or action as a director; and (ii) do not need any permission or consent from any third party to serve as a director of Orion Properties Inc., if elected, that has not been obtained, including any employer or any other board or governing body on which I serve.

I further confirm that I will notify Orion Properties Inc. simultaneously with the notification to the stockholder of my actual or potential unwillingness or inability to serve as a director.

Date: 10/08/25

Signature:

Name: Andrew Gitelson

Schedule A
Ownership and Derivatives Disclosure

A. Stockholder:

1. **Common stock beneficially owned**: 5,474,027 shares of ONL common stock, $0.001 par value per share, held of record.[4]
2. **Derivatives, hedges or other transaction or series of transactions**: None
3. **Voting/proxy arrangements**: None
4. **Other rights to acquire or dispose**: None
5. **Direct or indirect substantial interest by security holdings or otherwise**: None
6. **Economic exposure not through ONL stock**: None

B. Proposed Nominee Dan Amer:

1. **Common stock beneficially owned**: 2,527,038 shares of ONL common stock, $0.001 par value per share, indirectly beneficially owned pro rata as a result of Proposed Nominee's ownership interests in upstream entities that directly or indirectly own Stockholder.
2. **Derivatives, hedges or other transaction or series of transactions**: None
3. **Voting/proxy arrangements**: None
4. **Other rights to acquire or dispose**: None
5. **Direct or indirect substantial interest by security holdings or otherwise**: None
6. **Economic exposure not through ONL stock**: None

C. Proposed Nominee Porter Openshaw:

1. **Common stock beneficially owned**: 4,594 shares of ONL common stock, $0.001 par value per share, beneficially owned; Proposed Nominee also indirectly beneficially owns 50% of the 192,726 shares of ONL common stock, $0.001 par value per share, owned by Ivory Horizon, LLC
2. **Derivatives, hedges or other transaction or series of transactions**: None
3. **Voting/proxy arrangements**: Proposed Nominee directs the vote of all of the following shares of ONL common stock:
   a. 192,726 shares of ONL common stock owned by Ivory Horizon, LLC of which Proposed Nominee is a 50% owner and manager;
   b. 625,538 shares of ONL common stock owned by Clark and Christine Ivory Foundation, of which Proposed Nominee is the Chief Financial Officer;
   c. 33,721 shares of ONL common stock owned by Zane Owen Openshaw 101 Trust, of which Proposed Nominee is a trustee;
   d. 18,007 shares of ONL common stock owned by Samuel Max Openshaw 101 Trust, of which Proposed Nominee is a trustee; and

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[4] The 5,474,027 shares of ONL common stock represents holdings by The Kawa Fund Limited as well as certain other discretionary and non-discretionary separately managed accounts advised by Kawa Capital Management, Inc., which is also the investment adviser of The Kawa Fund Limited. The Kawa Fund Limited, individually, beneficially owns, and is the stockholder of record, of 2,527,038 shares of ONL common stock.

    e. 150,197.184 shares of ONL common stock owned by Walter Openshaw, a trustee for the Charles Porter Openshaw 101 Trust

4. **Other rights to acquire or dispose:** None
5. **Direct or indirect substantial interest by security holdings or otherwise:** None
6. **Economic exposure not through ONL stock:** None

D. **Proposed Nominee Isaac K. Fisher:**

1. **Common stock beneficially owned:** 47,060.347 shares of ONL common stock, $0.001 par value per share, owned of record; 2,527,038 shares of ONL common stock, $0.001 par value per share, indirectly beneficially owned pro rata as a result of Proposed Nominee's ownership interests in upstream entities that directly or indirectly own Stockholder; Proposed Nominee's spouse owns 5,000 shares of ONL common stock, $0.001 par value per share, of record; Proposed Nominee's daughter owns 3,000 shares of ONL common stock, $0.001 par value per share, of record
2. **Derivatives, hedges or other transaction or series of transactions:** None
3. **Voting/proxy arrangements:** None
4. **Other rights to acquire or dispose:** None
5. **Direct or indirect substantial interest by security holdings or otherwise:** None
6. **Economic exposure not through ONL stock:** None

E. **Proposed Nominee Nirmal Roy:**

1. **Common stock beneficially owned:** None
2. **Derivatives, hedges or other transaction or series of transactions:** None
3. **Voting/proxy arrangements:** None
4. **Other rights to acquire or dispose:** None
5. **Direct or indirect substantial interest by security holdings or otherwise:** None
6. **Economic exposure not through ONL stock:** None

F. **Proposed Nominee Andrew Gitelson:**

1. **Common stock beneficially owned:** None
2. **Derivatives, hedges or other transaction or series of transactions:** None
3. **Voting/proxy arrangements:** None
4. **Other rights to acquire or dispose:** None
5. **Direct or indirect substantial interest by security holdings or otherwise:** None
6. **Economic exposure not through ONL stock:** None

Schedule B
Compensation/Agreements Disclosure

Name: Dan Amer

- **Compensation or agreements relating to candidacy**: In connection with Dan Amer's employment with the Stockholder, Dan Amer receives compensation in the ordinary course. Dan Amer has not entered into, and will not enter into, any compensation agreement or arrangement specifically related to or in connection with this Notice.
- **Third-party consents**: Not applicable.

Name: Porter Openshaw

- **Compensation or agreements relating to candidacy**: Stockholder has entered into a Nomination Agreement with Porter Openshaw pursuant to which, among other things, Porter Openshaw will be indemnified against certain potential liabilities that might arise in connection with being named as a Proposed Nominee and related matters. Stockholder will also reimburse Porter Openshaw or directly pay for certain expenses, which Stockholder expects to be nominal, that may be incurred by Porter Openshaw in connection with his serving as a Proposed Nominee. The agreement addresses certain additional matters, including, among other things, representations of Porter Openshaw as to certain matters such as the accuracy of information provided to Stockholder, Porter Openshaw's acknowledgement of his fiduciary obligations to the shareholders of ONL, if elected, and his obligation to update information provided to Stockholder.
- **Third-party consents**: Not applicable.

Name: Isaac K. Fisher

- **Compensation or agreements relating to candidacy**: Stockholder has entered into a Nomination Agreement with Isaac K. Fisher pursuant to which, among other things, Isaac K. Fisher will be indemnified against certain potential liabilities that might arise in connection with being named as a Proposed Nominee and related matters. Stockholder will also reimburse Isaac K. Fisher or directly pay for certain expenses, which Stockholder expects to be nominal, that may be incurred by Isaac K. Fisher in connection with his serving as a Proposed Nominee. The agreement addresses certain additional matters, including, among other things, representations of Isaac K. Fisher as to certain matters such as the accuracy of information provided to Stockholder, Isaac K. Fisher's acknowledgement of his fiduciary obligations to the shareholders of ONL, if elected, and his obligation to update information provided to Stockholder.
- **Third-party consents**: Not applicable.

Name: Nirmal Roy

- **Compensation or agreements relating to candidacy**: Stockholder has entered into a Nomination Agreement with Nirmal Roy pursuant to which, among other things, Nirmal

Roy will be indemnified against certain potential liabilities that might arise in connection with being named as a Proposed Nominee and related matters. Stockholder will also reimburse Nirmal Roy or directly pay for certain expenses, which Stockholder expects to be nominal, that may be incurred by Nirmal Roy in connection with his serving as a Proposed Nominee. The agreement addresses certain additional matters, including, among other things, representations of Nirmal Roy as to certain matters such as the accuracy of information provided to Stockholder, Nirmal Roy's acknowledgement of his fiduciary obligations to the shareholders of ONL, if elected, and his obligation to update information provided to Stockholder.

- **Third-party consents**: Not applicable.

Name: Andrew Gitelson

- **Compensation or agreements relating to candidacy**: Stockholder has entered into a Nomination Agreement with Andrew Gitelson pursuant to which, among other things, Andrew Gitelson will be indemnified against certain potential liabilities that might arise in connection with being named as a Proposed Nominee and related matters. Stockholder will also reimburse Andrew Gitelson or directly pay for certain expenses, which Stockholder expects to be nominal, that may be incurred by Andrew Gitelson in connection with his serving as a Proposed Nominee. The agreement addresses certain additional matters, including, among other things, representations of Andrew Gitelson as to certain matters such as the accuracy of information provided to Stockholder, Andrew Gitelson's acknowledgement of his fiduciary obligations to the shareholders of ONL, if elected, and his obligation to update information provided to Stockholder.
- **Third-party consents**: Not applicable.

Except as described above and as otherwise set forth in the Notice, there is no agreement, arrangement or understanding between or among Stockholder, any control person of Stockholder and any Proposed Nominee or other person or persons with respect to Stockholder's nomination of the Proposed Nominees.

Schedule C
Solicitation Participants and Plans

1. Participants (as defined in Item 4 of Schedule 14A):

- The Kawa Fund Limited;
- Kawa Capital Management, Inc.;
- Dan Amer;
- Porter Openshaw;
- Isaac K. Fisher;
- Nirmal Roy; and
- Andrew Gitelson

In addition to the foregoing, the participants (as defined in Item 4 of Schedule 14A) in any solicitation are expected to include, as applicable, any affiliated entities, control persons, general partners, managing members, directors, officers, employees, or other individuals of the foregoing who may assist in the solicitation of proxies on behalf of the Stockholder or its affiliates. It is anticipated that certain regular employees or members of the Stockholder or its affiliates will participate in any solicitation of proxies that the Stockholder may undertake in support of the Proposed Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

2. Solicitation plan:

- Scope and Intent
  - The Stockholder intends to solicit proxies from the holders of shares representing at least 67% of the voting power of shares entitled to vote for directors at the Meeting, consistent with SEC Rule 14a-19, in support of the Proposed Nominees.
- Methods of Solicitation
  - Filing and mailing of a definitive proxy statement and accompanying universal proxy card and/or, if permitted, utilizing the Commission's "notice and access" model under Rule 14a-16.
  - It is anticipated that any proxies would be solicited by mail, courier services, telephone, facsimile, press release, electronic mail, text message, website or social media posting, electronic forum, recorded communication, other form of electronic communication or in person.
- Proxy Solicitor and Advisors
  - In connection with any solicitation of proxies in support of the Proposed Nominees, it is anticipated that the Stockholder will retain a proxy solicitor, who may assist with the solicitation of proxies. In addition, the Stockholder expects to retain a proxy advisor but has not yet done so. No fee arrangements with proxy solicitors or advisors have been entered into as of the date hereof, except: none.
- Costs and Reimbursement
  - It is anticipated that the costs related to any solicitation of proxies, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related

expenses, will be borne by the Stockholder. To the extent legally permissible, the Stockholder may seek reimbursement from ONL for those expenses if one or more of the Proposed Nominees is elected. The Stockholder does not currently intend to submit the question of such reimbursement to a vote of the stockholders.

Schedule D
Nominee Biographies

- **Dan Amer**
  - **Full name, age, and business address:** Daniel Amer; 40 years old; ███████████████████
  - **Current principal occupation/employment:** Managing Director, Kawa Capital Management, Inc.
  - **Five-year employment history:** Kawa Capital Management, Inc. (November 2011-present)
  - **Directorships at public companies (past five years):** None
  - **Share ownership in ONL:** 2,527,038 shares of ONL common stock, indirectly beneficially owned pro rata as a result of Proposed Nominee's ownership interests in upstream entities that directly or indirectly own Stockholder
  - **Any legal/regulatory proceedings (if applicable):** Please see applicable responses set forth in the Proposed Nominee's ONL Director Questionnaire

- **Porter Openshaw**
  - **Full name, age, and business address:** Porter Openshaw; 29 years old; ████████████████
  - **Current principal occupation/employment:** Chief Financial Officer, Clark and Christine Ivory Foundation; Chief Financial Officer and Director, Ivory Innovations
  - **Five-year employment history:** Clark and Christine Ivory Foundation (August 2023-present); Ivory Innovations (August 2023-present); Wells Fargo (June 2020-August 2023)
  - **Directorships at public companies (past five years):** None
  - **Share ownership in ONL:** 4,594 shares of ONL common stock, beneficially owned; Proposed Nominee also indirectly beneficially owns 50% of the 192,726 shares of ONL common stock, owned by Ivory Horizon, LLC
  - **Any legal/regulatory proceedings (if applicable):** Please see applicable responses set forth in the Proposed Nominee's ONL Director Questionnaire

- **Isaac K. Fisher**
  - **Full name, age, and business address:** Isaac K. Fisher; 68 years old; ████████████████████
  - **Current principal occupation/employment:** Principal, Capital Realty Services, Inc.
  - **Five-year employment history:** Capital Realty Services, Inc. (1988-present)
  - **Directorships at public companies (past five years):** None
  - **Share ownership in ONL:** 47,060.347 shares of ONL common stock, owned of record; 2,527,038 shares of ONL common stock, indirectly beneficially owned pro rata as a result of Proposed Nominee's ownership interests in upstream entities that directly or indirectly own Stockholder; Proposed Nominee's spouse owns 5,000 shares of ONL common stock of record; Proposed Nominee's daughter owns 3,000 shares of ONL common stock of record

- o **Any legal/regulatory proceedings (if applicable)**: Please see applicable responses set forth in the Proposed Nominee's ONL Director Questionnaire

- **Nirmal Roy**
  - o **Full name, age, and business address**: Nirmal Prakash Roy; 41 years old; ████
    ████
  - o **Current principal occupation/employment**: Managing Partner, Foundation Capital Partners
  - o **Five-year employment history**: Foundation Capital Partners (February 2018-present)
  - o **Directorships at public companies (past five years)**: None
  - o **Share ownership in ONL**: None
  - o **Any legal/regulatory proceedings (if applicable)**: Please see applicable responses set forth in the Proposed Nominee's ONL Director Questionnaire

- **Andrew Gitelson**
  - o **Full name, age, and business address**: Andrew R. Gitelson; 51 years old; ████
    ████
  - o **Current principal occupation/employment**: Principal, Perennial Fee Investors, LLC
  - o **Five-year employment history**: Perennial Fee Investors, LLC (2014-present)
  - o **Directorships at public companies (past five years)**: None
  - o **Share ownership in ONL**: None
  - o **Any legal/regulatory proceedings (if applicable)**: Please see applicable responses set forth in the Proposed Nominee's ONL Director Questionnaire

Annex A
Completed ONL Director Questionnaires

[Submitted separately to the Company]